Tractebel Energia

suez

02 DEC 30 AM 8:50

Florianópolis, December 16th, 2002. [redacted]CE DF-0060/2002

02060772

Mr. Paul Dudek
Office Chief
U.S. Securities & Exchange Commission
450 Fifth Street N.W., Mail Stop 3 - 2
Washington, D.C. 20549

SUPPL

Re.: Tractebel Energia S. A.
Exemption: Nº 82.4760

Gentleman,

We are enclosing a copy of the convocation for the Extraordinary Shareholders Meeting of Tractebel Energia S. A. that will take place on December 30th, at the Company's Headquarters, which was been prepared in accordance with CVM, the Brazilian Secutities and Exchange Commission. We submit this information to you in order to maintain their exemption, pursuant to rule 12g3-2(b), under the Secutiries Exchange Act of 1934.

Please acknowlegge receipt of this document by stamping the duplicate copy of this letter and returning it in the enclosed self-addressed envelope,

Sincerely,

Marc Verstraete
Financial and Investor Relations Director

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Glorinete Laurentino
The Bank of New York

dlw 1/8

Tractebel Energia S.A. - Rua Antônio Dib Mussi 366-Centro-Florianópolis SC-CEP 88015-110-Tel: (48)221 7000 Fax: (48)221 7001

Tractebel Energia

Companhia Aberta
CNPJ/MF nº 02.474.103/0001-19
NIRE 42300024384

CONVOCATION EDICTAL

EXTRA GENERAL MEETING

According to the legal and statute disposals, the Shareholders of **TRACTEBEL ENERGIA S.A.** are convoked for the Extra General Meeting that will take place on December 30th, 2002, at 12:00 p.m., at Company's Headquarters, located at Rua Antônio Dib Mussi, 366, Centro, Florianópolis city, capital of Santa Catarina state, with the following Agenda:

1. Change on the following Company Statue devices:

1.1. *caput* of 5th article, so as to mention the shares total quantity that composes the Company's subscribed Capital Stock;

1.2. paragraphs 5th and 6th from the 5th article, to adjust the Company Statue to the disposal of 8th article (caput) of Law no. 10.303/2001, and the article 17, § 1°, I, "a", of Law no. 6.404/1976, with the redaction given by Law no. 10.303, of 2001;

1.3. article 17, to fix quarterly the Ordinary meetings of the Board of Directors; and

1.4. clauses VIII and XII of the article 19 to set new competence limits for the Company's Management.

The Shareholders, on terms of the applicable legislation and of the article 13 from the Company Statue, shall prove the shareholders condition until 72 (seventy two) hours before the Extra General Meeting realization, through deposit of documents that prove the ownership of Tractebel Energia S.A. shares, to be delivered at Company's Headquarter, during the business hours.

Florianópolis, December 12th, 2002

Maurício Stolle Bähr
Board of Directors Chairman